Filed By: Versatel Telecom International N.V.
Commission File No.: 000-26767
This communication is filed pursuant to Rules 165 and 425 promulgated under the Securities Act of 1933, as amended

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Presentation to Bondholder Committee

London, 13 December, 2001

This presentation does not constitute an offer of securities for sale, and no securities referred to herein may be sold in the United States absent registration under the U.S. Securities Act of 1933, as amended, or an exemption from such registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the company and that will contain detailed information about the company and management, as well as financial statements. Any such offering would be made pursuant to an effective registration statement under the U.S. Securities Act of 1933, as amended.

Investors are urged to read the registration statement on Form F-4 and the documents incorporated by reference therein, filed with the Securities and Exchange Commission in connection with Versatel's proposed Exchange Offer and Consent Solicitation, because such documents contain important information. Investors can receive copies of these documents for free at the Securities and Exchange Commission's web site (http://www.sec.gov). Investors can also obtain copies of these documents for free by contacting Investor Relations, Versatel Telecom International N.V., Hullenbergweg 101, 1101 CL Amsterdam-Zuidoost, The Netherlands, telephone (31 20) 750 1231, fascimile: (31 20) 750 1019.

Disclosure Regarding Forward-Looking Statements

This presentation includes "forward-looking statements" relating to our business. Such forward-looking statements can often be identified by the use of forward-looking terminology such as "believe", "expect", "may", "are expected to", "should", "would be", "seek", or "anticipate" or similar expressions or comparable terminology, or by discussions of strategy, plans or intentions. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about us, including, among other things:

- Anticipated trends and conditions in our industry, including regulatory reforms and the liberalisation of telecommunications services across Europe;
- The impact of the recent slowdown in economic activity generally, and in the telecommunications industry in particular, on our business;
- Our ability to compete, both nationally and internationally;
- Our intention to introduce new products and services;
- Our expectation of the competitiveness of our services;
- The anticipated development of our network;
- Our expectation of the impact of this development on our revenue potential, cost basis and margins; and
- The impact of our proposed exchange offer for all of our outstanding convertible notes and high yield notes on our financial condition and results of operations, whether or not the exchange offer is successful.

In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this presentation might not occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Agenda

Section	Topic
1	Company Overview & Strategy
2	Sales & Marketing
3	Network Overview
4	Overview of Benelux Operations
5	Overview of German Operations
6	Review of Consumer Internet Operations
7	Financials

Section One

Company Overview & Strategy

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Company Highlights

- Dense overlay/local network complete
  - Continuing incremental customer focused build
  - Capex visibility – success based
- Focused direct access business
  - Higher margin, recurring revenue and lower churn
  - Bundled service offering
  - Clear EBITDA progression
- Attractive local markets
  - Limited local access competition
  - Established brand
  - Dense business concentration

Versatel Corporate History

	1995 - 1998	1999	2000	2001
Major Developments	• Founded in October 1995 by Gary Mesch and Marc van der Heijden in Amsterdam • First investment by NeSBIC, Telecom Founders and Cromwilld • Launched operations as international voice resellers in the Netherlands in 1996 • Raised $375 MM of high yield financing in 1998 for construction of the network • Construction begins on the Benelux high bandwidth fibre optic network in 1998 • Expansion into Belgium with incorporation of Versatel Belgium	• Versatel lights first section of broadband network and turns on first local access customers • Versatel acquires Svianed (second largest data network) and VuurWerk Internet (largest webhosting company) in The Netherlands • Simultaneous IPO on the AEX and Nasdaq • Versatel launches consumer ISP, Zon, in The Netherlands • Expansion into Germany through the purchase of VEW Telnet	• VEW Telnet renamed Versatel Deutschland and acquisition of KomTel expands German operations • Receipt of "ECTA Quality of Service" award and "Best IPO of the Year 1999" award • Move into new headquarters in Amsterdam and fifth-year anniversary • Raj Raithatha appointed CEO • Launched DSL service offering	• Versatel is one of the largest alternative carriers in The Netherlands • Zon reaches 1 million subscribers • 400 employee restructuring • Signed Achmea contract • Launched bundled ISDN voice & data service offering over DSL technology
				Q3 Annualised
Revenue (€MM)	29.3	58.5	181.4	260.2
PPE (€MM)	24.7	232.6	591.4	751.4
Fibre Route Km	-	2,540	4,828	4,966
Customers	0-8,000	30,000	62,000	72,000
Employees	2-250	902	1,600	1,565

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Management Organisational Chart



Executive Board
Raj Raithatha Chief Executive Officer
Jan van Berne Chief Development Officer & General Counsel
Aad Beekhuis Chief Operations Officer
Daniel Hayes Chief Information Officer
Marc van der Heijden Chief Regulatory Officer & VP Public Affairs
Mark Lazar Chief Financial Officer

Challenging Issues for Alternative Carriers

- Uncertain macroeconomic environment
  - Delayed purchase decisions on IT and telecommunications infrastructure
- Volatile capital markets
  - Wholesale revenue has come under pressure as other operators have significantly reduced spending or exited the market (including bankruptcy)
- Customer related issues
  - Focus on financial stability of service provider
  - Focus on core products (voice is key)

As a result, Versatel is faced with a more challenging operating environment and has chosen to focus on its operations

Versatel's Focus

- Maximise directly connected customers (Fiber, DSL, Leased Lines or ISDN)
  - Best control of margins and product offering
  - Leverage existing network and investment
- Provide a bundled service offering (multiple services - voice, data & Internet - over the same connection)
  - Maximises revenue and absolute margin per customer
  - Competitive advantage and customer satisfaction
- Provide products and services, not technology
  - Choice of access method is based on return analysis
- Deeply penetrate across segments (SOHO to corporate) in our markets (Benelux and NW Germany), not spread geographically
- Efficient SG&A and capex deployment based on business opportunity
  - Focus on EBITDA progression
  - Capex deployment based on highest IRR

Competitive Environment

	Holland	Belgium	Regional Germany
Full Local Coverage	KPN, VRSA	Belgacom, VRSA	DTAG, VRSA
Ltd. Local Coverage	Colt, WCom, BT	KPN, BT, Colt, WCom/Codenet Telenet, Mobistar	Colt, WCom, BT, City Carriers, Callahan, Tropolis
Leased Lines	Wirehub, NovaXess, Energis, Equant	Equant	Energis, Equant
DSL Infrastructure	BabyXL, NovaXess, BBNed		QSC, RioData, Star 21
Voice Resale	Tele2, Scarlet	Tele2, Phone+, Sun	Tele2, Primus

Regulatory Overview

	The Netherlands	Belgium	Germany
Liberalization	Jul-97	Jan-98	Jan-98
Regulatory Authority	OPTA	BIPT	Reg-TP
Number Portability	Apr-99	Jan-00	Mar-98
Carrier Pre-select	2000	2001	1999
Unbundled Local Loop	Yes	Partial	Yes
Wireless Local Loop	Unclear	End '00	End of '99
UMTS	Summer '00	End '00	Summer '00
Minimum Interconnection Points to Originate Traffic	1	1	1

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2002 Priorities

- Leverage existing local access infrastructure
  - Direct access customer additions
  - Leverage MDF connections
- Focus on efficient growth
  - Prudent cost control
  - IRR determines capex (revenue or cost savings)
- Maintain growth targets while keeping SG&A low
- Maximize on-net traffic
- Fine-tune reorganisation of operations
- Maintain organizational focus on on-net customers

Section Two

Sales & Marketing

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Product Portfolio

	Business	Carrier	Residential
Voice	ISDN-30 ISDN-2 CPS/1611 Free Connect	ICT+0 CPSH	ISDN-2 CPS/1611
Data	LAN – I Leased Circuits Remote Access Co-location	Leased Circuit Co-location Wavelength Dark Fiber	
Internet	FBI IP-Uplink Web Hosting IP VPN	VPop IP Transit Wholesale DSL	FBI (DSL)

New Product Launch

- Launched IP VPN service (MPLS) utilizing Cisco equipment
  - First Dutch company to deploy IP VPN services with MPLS
- Launched bundled ISDN voice and broadband data product over DSL
  - First Dutch company with commercial launch

Pricing Strategy

- Avoid price competition on direct access products
  - Bundled service offering (more for your money)
  - Focus on customer service (honesty and responsiveness)
- Move towards non-toll, fixed billing
  - Direct access voice, data and Internet
  - Limits seasonality and simplifies billing process
  - Provides budget visibility for customer

Customer Support Functions

- Network Operating Center – located at the "Versatel Campus" in Amsterdam
  - Customer service representatives available 24 hours a day, 365 days a year
  - Pro-active approach
    - Dedicated representatives initiate contact with customers on a routine basis to ensure customer satisfaction
- Provide detailed monthly billing and call management reports to enable customers to manage their telecommunications expenditures more effectively

Section Three

Network Overview

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Core Network Architecture



Leased Line Services
Voice Services
ATM Services
FR Services
IP Services
FR
IP
DCS switch
ATM switch
SDH (TDM switch)
Optical (fiber + WDM)

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Evolution Core Network Architecture



Leased Line Services
Optical Transport Services
Voice Services
IP Services
FR Services
ATM Services
TDM switch
IP
FR
SDH
IP routing
DiffSer
MPLS
ATM switching
Optical
DWDM + OSPR

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The Versatel Broadband Network

Overlay Network



Versatel Overlay Network
Layout for Europe, 2000
Source Network Planning & Design
Confidential - mei, 2000
POP
International Link
Versatel Overlay Network
London
United Kingdom
Germany
France

- Upfront investment complete
- Remaining capex is revenue generating and success based
- 4,900 km of hybrid local access/overlay fiber
- 2,206 km of local access extensions
- 109 cities served in the Benelux
- 30 points of interconnection in the Benelux

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Data Centers and Co-location Facilities[1]

2 Major Benelux data centers (5,000 m²)
6 Large Benelux data centers (750 - 1,500 m²)
<u>20 Co-location facilities</u> (80 - 150 m²)
28 Total


Amsterdam
Zwolle
Den Haag
Rotterdam
Den Bosch
London
Antwerp
Brussels
Frankfurt
Paris

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1. As of September 30, 2001

Section Four

Overview of Benelux Operations

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Attractive Telecom Opportunity in Benelux

Favourable Demographics

- Densely populated country, especially in west where majority of Versatel's assets are located
- Businesses concentrated in business parks
- 53 Business Parks
- 27 City Rings
- 69 "Near Overlay" sections



Amsterdam
Zwolle
Utrecht
Rotterdam
Den Bosch
NETHERLANDS
Venlo
Antwerp
Gent
Brussels
BELGIUM
LUXEMBOURG

Highly Telecom "Literate"

- 28% Internet penetration[1]
- 72% mobile penetration[2]
- Broadband connections to grow to 4.3MM by 2004[3]

Competition

- Limited competition in SME segment
- Competition focused primarily on larger cities

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1. Source: Jupiter Communications, March 2000
2. Source: Mobile Communications
3. Source: IDC

Versatel's Position in Benelux

Key Customers

- Large businesses and SMEs
- GAK, Achmea, Arthur Andersen and Holland Casinos



Amsterdam
Zwolle
Utrecht
Rotterdam
Den Bosch
NETHERLANDS
Venlo
Antwerp
Gent
Brussels
BELGIUM
LUXEMBOURG

Market Position

- Established a market leading brand in the Benelux

Services

- Voice
- Internet
- IP VPN/Lan Interconnect
- Hosting/Colocation
- Carrier Services

Network Details - Benelux[(1)]

Benelux Fiber Network	
• Ducts Constructed:	2,029 km
• Fiber Installed:	1,829 km
• Local Access Fiber:	1,473 km
– City Rings	27
– Business Park Rings	53
– Near Overlay Sections	69
• Buildings Connected (Own Fiber):	
– Netherlands	825
– Belgium	226
– Carrier Services	204
– MDF	152
• Central Offices (MDF) Operational	105

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1. As of September 30, 2001

Customer Analysis

September 2001	Customer			
(€)	A	B	C	D
Sites				
Fiber	3	8	3	7
Leased	0	4	0	5
Monthly Revenue				
Connectivity	3,400	13,160	1,360	9,710
Voice	0	10,586	3,822	0
FBI	32,373	0	1,134	0
LAN-I	7,034	22,235	4,424	13,024
Total	48,807	45,981	10,740	22,734
EBITDA Margin %	38%	64%	52%	80%
Customer Capex	74,874	280,497	63,408	326,722
Payback (months)	4	10	11	17
ROI - incremental	297%	126%	106%	67%

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Business Park Payback Analysis

September 2001	A	B	C
(€ 000)			
Customer Drops	35	24	38
Potential Market	160	121	186
Penetration	22%	20%	20%
Capex			
Ring	728	517	966
Customer	953	653	1,983
TOTAL	1,681	1,170	2,949
Annual Revenue	1,186	1,448	1,277
EBITDA Margin	41%	43%	53%
FCF Breakeven	3 years	2 years	3 years
Actual Breakeven	2002	2002	2003

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Illustrative DSL Payback Analysis (by CO)

(€)	Customers			
	50	100	200	400
Cashflow				
ARPU	250	250	250	250
EBITDA Margin	48%	48%	48%	48%
Annual EBITDA	72,000	110,000	220,000	440,000
Capex				
DSLAM	52,000	52,000	52,000	104,000
Other Equipment	54,700	54,700	54,700	72,000
Fiber Drop	20,000	20,000	20,000	20,000
One-time CO	50,000	50,000	50,000	50,000
CPE	20,000	40,000	80,000	160,000
One-time Line Charge	6,750	13,500	27,000	54,000
Labor	1,250	2,500	5,000	10,000
Total	204,700	232,700	288,700	470,000
Payback (months)	34	25	16	13

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Financial Summary: Benelux[1]

(€ 000)	Q3 2000	Q3 2001	Q3 Growth	9 Months (Jan. - Sep.) 2000	9 Months (Jan. - Sep.) 2001	9 Months (Jan. - Sep.) Growth
Gross Billings	31,734	50,781	60%	86,040	144,191	68%
Gross Margin	13,077	22,177	70%	26,640	58,942	121%
Gross Margin %	41%	44%		31%	41%	
Adjusted EBITDA[2]	(29,175)	(6,969)	NM	(86,427)	(33,331)	NM
EBITDA Margin	(92%)	(14%)		(100%)	(23%)	

1. Data table contains corporate and overhead expenses
2. Adjusted EBITDA consists of earnings (loss) before interest expense, income taxes, depreciation, amortization, restructuring expense, tax penalties, deferred compensation and foreign exchange gain (loss)

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Section Five

Overview of German Operations

Telecom Opportunity in Germany - Size

Largest market in Europe ...



Telecoms Market in Europe Year 2000
€MM
UK
Source: IDC



Population
MM
Germany
UK
France
Italy
Source: IDC

... and still growing fast



Broadband Connections
'000
6,622
Source: IDC



Internet Penetration
%
Source: Jupiter Communications, March 2000



Telecoms Network Services Revenues by Business Market
€MM
11,176
CAGR
7.3%
Source: IDC

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Telecom Opportunity in Germany - Competition

- Ample growth opportunities, less than 20% market share for alternative carriers in Germany
- For example, in the UK altenative carriers' market share approaching 30%
- Local access market share of DT in excess of 95%



DT Market Share
Germany, 1999 (Based on Subscribers)
Alternative Carriers 19%
Deutsche Telekom 81%
Source: IDC



BT Market Share
UK, 1999 (Based on Subscribers)
Alternative Carriers 28%
British Telecom 72%
Source: IDC

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Versatel's Presence in Germany


Versatel Voice Network
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March 2000: Acquisition of KomTel in Schleswig Holstein giving access to:

- 1,750 km of fibre optic
- 8,406 business customers
- Target market of 4.5 MM people

December 1999: Acquisition of VEW Telnet in North Rhine Westphalia giving access to:

- 2,120 km of fibre optic
- 8,737 business customers
- Target market of 9 MM people

Versatel's Commitment to Germany

- Currently, €20 MM of gross revenues in Q3 from German operations, representing 28% of Versatel's total gross revenues
- In total, Versatel has invested €400 MM in Germany

Network Details - Germany[(1)]

German Network	
• Ducts Constructed:	813
• Fiber Installed:	3,137
• Local Access Fiber:	733
– City Rings	2
– Business Park Rings	-
– Near Overlay Sections	NA
• Buildings Connected	387
• Central Offices Operational	249

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1. As of September 30, 2001

German Strategy

Region-by-Region Growth

- Focus on selected attractive regions in Germany
  - Densely populated
  - Relatively rich
  - Contiguous

Creating Synergies

- Shared platforms, networks and services
- Combine financial resources

Partnerships & Acquisitions

- Partner with strong local players
- Potential to acquire city carriers
  - Many city carriers are currently sub-scale

Financial Summary: Germany

(€ 000)	Q3 2000	Q3 2001	Q3 Growth	9 Months (Jan. - Sep.) 2000	9 Months (Jan. - Sep.) 2001	9 Months (Jan. - Sep.) Growth
Gross Billings	16,783	19,900	19%	38,156	56,756	49%
Gross Margin	(6,536)	4,842	NM	296	13,311	NM
Gross Margin %	(39%)	24%		1%	23%	
EBITDA	(33,141)	(5,319)	NM	(45,222)	(21,519)	NM
EBITDA Margin	(197%)	(27%)		(119%)	(38%)	

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Section Six

Review of Consumer Internet Operations

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Versatel Consumer Internet

- Operating a leading ISP/Portal for Dutch consumer market
  - Zon, one of the largest regional ISP/Portals with over 1,200,000 subscribers (~35% active) as of Q3 2001
  - 1.7 bn minutes as of September 30, 2001
- Launched broadband product over DSL for the consumer market to supplement
  - Given Versatel's limited wholesale capacity, currently utilizing KPN's MxStream product for majority of customers
  - Will migrate MxStream provisioned customers to Versatel as capacity permits in future

Section Seven

Financials

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3Q01 Highlights

- Gross billings increased 3.2% to € 70.7 MM
- German gross billings remained flat at € 19.9 MM
  - On-net revenues increased 29.0% to € 8.9 MM
- Gross margin was 38.2 % compared to recurring margin of 36.3% in 2Q01
- Adj. EBITDA loss improved to € 12 MM (17% of gross billings) from € 19 MM in 2Q01 (28% of gross billings)
- Cash burn increased by € 1.7 MM compared to cash burn of €130.2 MM in 2Q01
  - Working capital (excluding cash, cash equivalents and marketable securities) was €(167) MM in 3Q01 compared to €(212) MM in 2Q01
- Total business customers increased to over 72,000 compared to 67,000 in 2Q01

Summary of 3Q Performance

(€MM)	2000 YTD	2001 YTD	Growth	Q3, 2000	Q3, 2001	Growth
Gross Billings	124	201	62%	49	71	45%
Gross Margin	27	72	167%	7	27	(286%)
Gross Margin %	22%	36%		13%	38%	
SG&A (ex. options)	159	127	(20%)	69	39	(43%)
EBITDA(1)	(132)	(55)	NM	(62)	(12)	NM
EBITDA Margin %	(106%)	(27%)		(128%)	(17%)	
Capex	326	211	(35%)	149	71	(52%)
Cash Burn	(545)	(376)	NM	(162)	(132)	NM

1. Adjusted EBITDA consists of earnings (loss) before interest expense, income taxes, depreciation, amortization, restructuring expense, tax penalties, deferred compensation and foreign exchange gain (loss)

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2001/2002 Financial Guidance(1)

€ MM	2001	2002
Gross Billings	270 – 280	300 – 315
Revenue	250 – 260	275 – 290
Gross Margin (as % of Gross Billings)	36 – 38%	41 – 43%
Adj. EBITDA	(72) – (55)	0 – 5
Capex	250 – 275	75 – 100
Cash, Cash Equivalents and Marketable Securities	625 – 675	NA

- At the end of Q3 we had negative working capital (excluding cash, cash equivalents and marketable securities) of €167 MM
- In addition to operating losses and capital expenditures, we expect we will need to fund the evolution of our working capital to a positive position over the coming quarters
  - Shorter lead times of customer build projects will affect our payable days in the future
  - An expected increase in our revenues and related increase in accounts receivable
  - An expected significant reduction in our accounts payable as a result of payments that are due with respect to equipment and services purchased in connection with our now largely completed network
  - An expected reduction in sales, general and administrative expenses

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1. See footnote on following page

2001/2002 Financial Guidance - Continued

1. Certain statements in this presentation are "forward-looking statements" within the meaning of The Private Securities Litigation Act of 1995. Such statements are based on the current expectations of the management of Versatel Telecom International NV only, and are subject to a number of risk factors and uncertainties, including but not limited to the impact of the recent slowdown in economic activity on our business, the impact that our proposed exchange offer may have on our financial condition and results of operations, whether or not successful, changes in technology and market requirements, decline in demand for the company's products or services, inability to timely develop and introduce new technologies, products and services, loss of market share, pressure on pricing resulting from competition, inability to maintain certain marketing and distribution arrangements, and construction delays, which could cause the actual results or performance of the company to differ materially from those described therein. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports to be filed from time to time with the Securities and Exchange Commission, including Versatel's annual report on Form 20-F for the year ended December 31, 2000.